

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2019

Alexandre Wagner Malfitani
Chief Financial Officer
Azul S.A.
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040
Federative Republic of Brazil

   Re: Azul S.A.
     Form 20-F for Fiscal the Year Ended December 31, 2018
     Exhibit Nos. 4.6.1 and 4.7.2
     Filed April 30, 2019
     File No.001-38049

Dear Mr. Malfitani:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance